Paid Up No Lapse
Guarantee Endorsement


In this endorsement "we", "our" and "us" mean AXA Equitable Life Insurance Company. "You" and "your" mean the owner of the Policy at the time an owner's right is exercised.

This endorsement is made part of this policy as of its Register Date. This endorsement, assuming this election becomes effective, will modify the policy as noted below. All provisions of the policy will continue to apply after the election effective date except as specifically modified by this endorsement.

1. The following provisions are added to this policy:

PAID UP NO LAPSE GUARANTEE. You may elect the Paid Up No Lapse Guarantee at any time starting with the fifth policy year while this policy is in force, subject to our approval and the following conditions:

a) the death benefit option in effect is Option A; and
b) we are not currently paying premiums or waiving monthly deductions for this policy under the terms of a disability waiver rider, and you have not exercised an Accelerated Death Benefit Rider providing benefits for a terminal illness of the insured person or any rider providing coverage for services for long term care or chronic illness of the insured person; and
c) no current or future distribution from the policy will be required to maintain its qualification as life insurance under the Internal Revenue Code; and
d) the insured person's attained age is less than 121 (if this is a joint survivorship policy, the younger insured person's attained age is less than
121); and
e) the policy is not currently in default, and would not be in a grace period as of the effective date of the Paid Up No Lapse Guarantee (see "Grace Period" provision of the policy); and
f) the Policy Account value after deduction of any proportionate surrender charge (as described below) would not be less than any outstanding loan and accrued loan interest; and
g) the new face amount of the policy after the election would not be less than the minimum face amount for this policy as shown in the "Policy Information" section; and
h) the policy must not be on any Loan Extension; and
i) your existing fund values will, if necessary, be re-allocated to certain available investment funds of our Separate Account (SA) and to the Guaranteed Interest Account (GIA), as you specify in the election form for this benefit, and are subject to the fund allocation restrictions detailed in this endorsement. The allocation percentage for the unloaned portion of the GIA may not exceed the percentage of the total unloaned Policy Account Value referred to in the "Fund Allocations" provision of this endorsement.

The effective date of the Paid Up No Lapse Guarantee will be the beginning of the policy month that coincides with or next follows the date we approve your request. All additional benefit riders and endorsements, except for any Charitable Legacy Rider or any Accelerated Death Benefit Rider providing benefits for a terminal illness of the insured person, will automatically terminate on the effective date of the Paid Up No Lapse Guarantee.

The new face amount of the policy after the Paid Up No Lapse Guarantee becomes effective will equal the lesser of 1) the base policy face amount before the election, or 2) the Policy Account value on the effective date of the Paid Up No Lapse Guarantee divided by the factor appropriate to the attained age of the insured person on that date (if this is a joint survivorship policy, the factor appropriate to the policy year on that date), as shown in the "Policy Information" section of this policy. However, if the new face amount so determined is less than the face amount of the base policy prior to the election, we will calculate the proportionate amount of any applicable surrender charge which would apply to such a reduction in face amount. We will then further reduce the new face amount by an adjustment, equal to the proportionate surrender charge so calculated divided by the same paid-up factor as described above. Finally, we will deduct the proportionate amount of any applicable surrender charge associated with the new face amount after the adjustment from your policy account (see the "Surrender Charges" provision of the policy for more information regarding proportionate surrender charges).

If the Paid Up No Lapse Guarantee is in effect, the policy is guaranteed to remain in force. The Paid Up No Lapse Guarantee will terminate if (1) you request this termination in writing or (2) any outstanding policy loan and accrued loan interest exceeds the Policy Account value or (3) we make payment under the terms of an Accelerated Death Benefit Rider providing benefits for a terminal illness of the insured person. IF THE PAID UP NO LAPSE GUARANTEE IS TERMINATED FOR ANY REASON, IT MAY NOT BE RESTORED.


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If the Paid Up No Lapse Guarantee terminates but the policy remains in force, the face amount of the policy on that date will remain the same as it was immediately prior to termination of the guarantee. Premium payments may be required to keep the policy in force thereafter.

If the Paid Up No Lapse Guarantee terminates due to an outstanding loan and accrued loan interest exceeding the Policy Account value, the "Loan Repayment" provision and the "Grace Period" provision of the base policy will apply. If we notify you that the Paid Up No Lapse Guarantee will terminate due to an outstanding loan and accrued loan interest exceeding the Policy Account value, you may prevent such termination by paying to us the amount required in the "Grace Period" provision of the base policy. This loan repayment must be received within 61 days after the date we send the notice to you; the notice will state the amount of payment due.

The net cash surrender value after the Paid Up No Lapse Guarantee becomes effective will equal the Policy Account value minus any applicable surrender charge and any outstanding loan and accrued loan interest. The death benefit of the policy will be determined in accordance with Option A as described in the "Base Policy Death Benefit" provision. We will continue to make monthly deductions from your Policy Account; interest and investment performance will continue to be credited to or charged against your Policy Account.

No premium payments, partial withdrawals, changes in face amount of the base policy or changes in death benefit option will be permitted after the Paid Up No Lapse Guarantee becomes effective; also, we will not permit any policy change thereafter that would cause this policy to lose its current or future qualification as life insurance under the Internal Revenue Code or require a current or future distribution from the policy to avoid such disqualification. Policy loans, loan repayments, and transfers among your investment options may continue to be made, subject to any additional rules stated in this endorsement pertaining to these items. Any payment received while the Paid Up No Lapse Guarantee is in effect will be applied as a loan repayment to the extent of any outstanding loan and accrued loan interest; any excess will be refunded to you.

FUND ALLOCATIONS. While the Paid Up No Lapse Guarantee is in effect, the following fund allocation restrictions will apply:

a) only the Guaranteed Interest Account (GIA) and certain funds of our Separate Account (SA) are available as investment options, as noted in the election form for this benefit, the prospectus, and any prospectus supplements for this policy.
b) a transfer from your values in any investment funds of our SA into the GIA is permitted if it would not result in your value in the unloaned portion of the GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of the policy for this endorsement. If the value in the unloaned portion of the GIA already exceeds that percentage of the total unloaned Policy Account Value at the time of transfer request, no transfer will be permitted.
c) monthly deductions, and also any loan interest not paid when due on a policy anniversary, will be taken from your values in the unloaned portion of the GIA and from your values in the investment funds of our SA based on the proportion that these values bear to the total unloaned Policy Account Value.
d) loan repayments will be allocated in accordance with the "Loan Repayment" provision of this policy, except that any repayments allocated to the unloaned portion of the GIA will be limited to an amount that will not result in your value in the unloaned portion of the GIA exceeding the percentage of the total unloaned Policy Account Value shown in the "Policy Information" section of this policy for this endorsement. If the value in the unloaned portion of the GIA already exceeds that percentage of the total unloaned Policy Account Value including the repayment, no portion of the repayment will be allocated to the GIA. Any portion of the repayment not allocated to the GIA will be allocated to the SA in proportion to the loan repayment amounts for the SA that you have specified, if any, or otherwise in proportion to the allocation percentages for the SA that you specified when you elected this benefit or subsequently changed.
e) on each policy anniversary, and at any time you repay all of a policy loan, interest credited to the loaned portion of the GIA will be allocated to the investment funds of the SA and the unloaned portion of the GIA in accordance with the allocation percentages that you specified when you elected this benefit or subsequently changed.

If any of these restrictions are changed in the future, we will notify you by prospectus supplement or other form of written communication. If this endorsement terminates, and this policy remains in force, the fund allocation restrictions imposed by this endorsement will no longer apply.


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2. The third paragraph of the "The Premiums You Pay" section is deleted and replaced by the following:

If you stop paying premiums and the Paid Up No Lapse Guarantee is not in effect, insurance coverage will continue for as long as the Net Policy Account Value is sufficient to cover the monthly deductions described in the "Monthly Deductions" provision, with a further extension of coverage as described in the "Grace Period" provision.

3. The following sentence is added as the last sentence of the first paragraph of the "Grace Period" provision:

If the Net Policy Account Value at the beginning of any policy month is not sufficient to cover the total monthly deductions, but the Paid Up No Lapse Guarantee is in effect and any loan and accrued loan interest does not exceed the Policy Account value, the policy is not in default and monthly deductions will be taken up to the amount in the Policy Account.

4. The first sentence of the second paragraph of the "Grace Period" provision is deleted and replaced by the following: If the Net Policy Account Value at the beginning of any policy month is not sufficient to cover the total monthly deductions and the Paid Up No Lapse Guarantee is not in effect, during the No Lapse Guarantee period, we will perform the following calculations to determine whether the policy is in default:

5. The third paragraph of the "Grace Period" provision is deleted and replaced by the following:If the No Lapse Guarantee is no longer in effect, the calculations described above are not performed. In that case, if the Net Policy Account Value at the beginning of any policy month is less than the monthly deductions for that month and the Paid Up No Lapse Guarantee is not in effect, the policy is in default as of the first day of such policy month.





                      AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron
--------------------------
Christopher M. Condron, Chairman of the Board,
President and Chief Executive Officer


/s/ Karen Field Hazin,
----------------------
Karen Field Hazin, Vice President,
Secretary and Associate General Counsel




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